Exhibit T3E2

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

In re:	Chapter 15

ENJOY S.A.[1]	Case No. 20-11411 (MG)

Debtor in a Foreign Proceeding.

ORDER (I) GRANTING FULL FORCE AND EFFECT IN THE UNITED STATES TO THE CHILEAN REORGANIZATION AGREEMENT AND CONFIRMATION ORDER AND (II) GRANTING RELATED RELIEF

Upon consideration of the Motion2 of the Foreign Representative, Patricio Jamarne Banduc, in his capacity as the duly-authorized foreign representative of the Foreign Proceeding pending before the Chilean Court, in respect of the Foreign Debtor, for entry of an Order (this “Order”) after notice and a hearing, for the permanent injunctive and related relief described below, (i) enforcing the Foreign Debtor’s judicial reorganization agreement (together with all its exhibits, annexes and schedules and in the form that, pursuant to any modifications and clarifications effective under Chilean law, is valid and enforceable as a matter of Chilean Law, the “Reorganization Agreement”) and the August 14,2020 Confirmation Order in respect of the Foreign Debtor in the United States, and (ii) declaring the offer and sale (or deemed offer and sale) of the New International Bonds exempt from the Registration Requirements pursuant to section 1145 of the Bankruptcy Code, except to the extent that any holder thereof is deemed to be an “underwriter” as defined in section 1145(b) of the Bankruptcy Code in respect of the New International Bonds; and this Court having reviewed the Motion and the statements of counsel

1          The Foreign Debtor’s Chilean tax identification number is 96.970.380-7. The location of the Foreign Debtor’s executive office is Av. Presidente Riesco 5711, 15th Floor, Borough of Las Condes, Santiago, Chile, Postal Code 7561114.
2          Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Motion.

with respect to the Motion at a hearing before this Court (the “Hearing”); and the Indenture Trustee and International Bondholders supporting entry of this Order; and appropriate and timely notice of the filing of the Motion and the Hearing having been given; and no other or further notice being necessary or required; and this Court having determined for the reasons set forth in the Court’s bench decision on August 25, 2020 that the legal and factual bases set forth in the Motion and all other pleadings and papers in this case establish just cause to grant the relief ordered herein, and after due deliberation therefor;

THIS COURT HEREBY FINDS AND DETERMINES THAT:

A.        The findings and conclusions set forth herein constitute this Court’s findings of fact and conclusions of law pursuant to pursuant to Rule 7052 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), made applicable to this proceeding pursuant to Bankruptcy Rule 9014. To the extent any of the following findings of fact constitute conclusions of law, they are adopted as such.  To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

B.          This Court has jurisdiction to consider this matter and enter this Order pursuant to 28 U.S.C. §§ 157 and 1334 and the Amended Standing Order of Reference dated January 31, 2012, Reference M-431, In re Standing Order of Reference Re: Title 11, 12 Misc. 00032 (S.D.N.Y. Jan. 31, 2012) (Preska, C.J.). This is a core proceeding pursuant to 28 U.S.C. § 157(b)(1) and (2)(P). Venue for this proceeding is proper before this Court pursuant to 28 U.S.C. § 1410
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C.         The Foreign Representative has standing to make the Motion pursuant to sections 105, 1145, 1507, 1521, and 1525 of 11 U.S.C. §§ 101 et seq. (as amended, the “Bankruptcy Code”).

D.         The Foreign Representative and the Foreign Debtor, as applicable, are entitled to the relief granted hereby.

E.         The Foreign Representative and the Foreign Debtor, as applicable, are entitled to the Court’s cooperation under section 1525(a) of the Bankruptcy Code in implementing the Reorganization Agreement in the form of relief granted by this Order on the terms provided herein. The terms of the Reorganization Agreement, and the process for solicitation of votes on and confirmation of the Reorganization Agreement, in each case before the Chilean Court, provided creditors and parties in interest with appropriate due process and were not manifestly contrary to U.S. public policy.

F.          Absent the relief granted hereby, the Foreign Proceeding and the Foreign Debtor’s efforts to consummate the Reorganization Agreement could be impeded by the actions of certain creditors and/or equity holders, a result that would be contrary to the purposes of Chapter 15 of the Bankruptcy Court as set forth, inter alia, in section 1501(a) of the Bankruptcy Code. If taken, such actions could threaten frustrate delay, and ultimately jeopardize the Foreign Proceeding and implementation of the Reorganization Agreement, and, as a result, the Foreign Debtor, its creditors and such other parties in interest would suffer irreparable harm for which there is no adequate remedy at law.

G.         In the Foreign Proceeding, the Foreign Debtor sought and obtained approval of the Reorganization Agreement from the requisite percentage of its creditors participating pursuant to Chilean bankruptcy law.

H.         The relief granted hereby (i) is essential to the success of the Foreign Proceeding and the Reorganization Agreement, (ii) is an integral element of the Foreign Proceeding and the Reorganization Agreement and/or integral to their effectuation, and (iii) confers material benefits on, and is in the best interests of the Foreign Debtor and its creditors, including without limitation the bondholders and other unsecured creditors.

I.          The offer and sale (or deemed offer and sale) by Enjoy S.A. of the New International Bonds will be “under a plan” (within the meaning of such phrase as it is used in section 1145 of the Bankruptcy Code).

J.           Each of the New International Bonds will be offered and sold (or deemed offered and sold) by the Foreign Debtor.

K.         The New International Bonds offered and sold (or deemed offered and sold) under the Reorganization Agreement will be offered and sold (or deemed offered and sold) in exchange for pre-petition claims against the Foreign Debtor.

L.         Enjoy S.A. disseminated or otherwise made available information to creditors of Enjoy S.A. prior to the approval of the Reorganization Agreement at the Reorganization Agreement Approval Hearing, which information in the aggregate, constituted “adequate information” (as such term is defined in section 1125(a) of the Bankruptcy Code).

M.        Under the facts and circumstances of this Chapter 15 case and the Foreign Proceeding, it is appropriate to exempt the offer and sale (or deemed offer and sale) of the New International Bonds, and, as applicable, the offer and resale of the New International Bonds by the holders thereof, in each case, from the Registration Requirements pursuant to section 1145 of the Bankruptcy Code, except to the extent that any bondholder is deemed to be an “underwriter” as defined in section 1145(b) of the Bankruptcy Code in respect of the New International Bonds.

N.         The relief sought by the Motion will not cause undue hardship or inconvenience to any party in interest and, to the extent that any hardship or inconvenience may result to such parties, it is outweighed by the benefits of the requested relief to the Foreign Debtor, its estate, and creditors.

O.         The relief granted hereby is necessary to effectuate the purposes and objectives of Chapter 15 and to protect the Foreign Debtor and the interest of its creditors and other parties in interest.

P.          Appropriate notice of the filing of, and the Hearing on, the Motion was given, which notice is deemed adequate for all purposes, and no other or further notice need be given.

Q.         The relief granted hereby: (i) is necessary and appropriate in the interests of the public and international comity; (ii) is consistent with the public policy of the United States; (iii) is available and warranted pursuant to sections 105(a), 1145, 1507(a), 1521(a), and 1525(a) of the Bankruptcy Code; and (iv) will not cause the Foreign Debtor’s creditors or other parties in interest any hardship that is not outweighed by benefits of granting the relief herein.
For all of the foregoing reasons, and for the reasons stated by the Court on the record of the Hearing, and after due deliberation and sufficient cause appearing therefor, it is hereby

ORDERED, ADJUDGED, AND DECREED THAT:

1.           The Motion is granted as provided herein.

2.           The Confirmation Order and the Reorganization Agreement, subject to all terms, conditions and limitations set forth therein, are hereby recognized, granted comity, and given full force and effect within the territorial jurisdiction of the United States and for purposes of U.S. law with respect to the Foreign Debtor.

3          .Pursuant to sections 1521(a)(7) and 1145 of the Bankruptcy Code, the offer and sale (or deemed offer and sale) of the New International Bonds and the Reorganization Agreement and the resale of any New International Bonds by the holders thereof are exempt from any applicable Registration Requirements pursuant to section 1145 of the Bankruptcy Code, except to the extent that any such holder is deemed to be an “underwriter” as defined in section 1145(b) of the Bankruptcy Code, in respect of the New International Bonds.

4.          No action taken by the Foreign Representative in preparing, disseminating, applying for, implementing or otherwise acting in furtherance of the Reorganization Agreement, any order entered in respect of this Motion, this Chapter 15 Case, and further order for additional relief in this Chapter 15 Case, or any adversary proceedings or contested matters in connection therewith, shall be deemed to constitute a waiver of the immunity afforded the Foreign Representative pursuant to sections 306 and 1510 of the Bankruptcy Code.

5.          Nothing herein shall restrict, limit, or enjoin (i) the commencement or continuation of any action, appeal, suit or other proceeding (including arbitration, mediation or any judicial, quasi-judicial, or administrative action, proceeding or process in any judicial, arbitral, administrative or other forum) to enforce any party’s rights or obligations under the Reorganization Agreement or under any securities issued pursuant to the Reorganization Agreement, (ii) the right to oppose in Chile any past or future modifications made to the version of the Reorganization Agreement approved by creditors at the Reorganization Agreement Approval Hearing, (iii) the performance of any act to collect, recover or offset any debt created under the Reorganization Agreement, or under any securities issued pursuant to the Reorganization Agreement; or (iv) the prosecution of any judgment enforcing any party’s obligations under the Reorganization Agreement, or under any securities issued pursuant to the Reorganization Agreement.

6.          Nothing in this Order shall limit or impair the present or future rights of holders (or their agents) of the New International Bonds.

7.          Notwithstanding any provision in the Bankruptcy Rules to the contrary:

(a) this Order shall be effective immediately and enforceable upon entry; (b) other than as expressly provided in this Order, the Foreign Representative is not subject to any stay of the implementation, enforcement, or realization of the relief granted in this Order; (c) the Foreign Representative is authorized and empowered, and may, in his discretion and without further delay, take any action and perform any act necessary to implement and effectuate the terms of the Reorganization Agreement and this Order, including using or disposing of the Foreign Debtor’s assets located in the territorial jurisdiction of the United States.
8.    This Court shall retain jurisdiction with respect to the effect, enforcement, amendment or modification of this order.

IT IS SO ORDERED.

Dated:	August 25, 2020
New York, New York

/s/ Martin Glenn
MARTIN GLENN
United States Bankruptcy Judge